October	11, 2006

Ms. Margaret Fitzgerald

Securities and Exchange Commission

Mail Stop 4561

Washington, DC 20549

Re:	Supplemental Information to Response filed September 29, 2006

IBERIABANK Corporation

Form 10-K filed March 15, 2006

File No. 000-25756

Dear Ms. Fitzgerald:

Per your request for additional information, we are providing you with our materiality conclusions in revising our accounting for fair market value changes of swaps associated with TRUPS. The analysis below addresses the effect of these revisions on the third quarters of 2006 and 2005.

To revise the accounting for fair market value changes of the applicable swaps, the Company proposes to adjust the balance sheet and income statement in the third quarter of 2006. Our conclusion is based on our assessment of the nature of the applicable adjustments in accordance with SAB No. 99 and SAB No. 108. We have assessed materiality based on both current period and the cumulative prior year effect of the unrecorded error through each of the current period financial statements.

Third Quarter of 2006

As of June 30, 2006, the after-tax fair value of the applicable swaps was $840,000. Based on preliminary third quarter 2006 results, the adjustment would increase preliminary net income by 7% in the third quarter and 3% for the nine months ended September 30, 2006. The increase in diluted earnings per share would be $0.08 for each of the quarter and the nine months ended September 30, 2006. There would be no net effect on Shareholders’ Equity, Assets, Liabilities or net cash flows.

During the third quarter of 2006, the value of the applicable swaps decreased $269,289 on an after-tax basis. Thus, the net impact on net income during the third quarter as a result of the change in accounting for the swaps would be $570,772. This represents 6% and 2% increases to preliminary third quarter and year-to-date net income, respectively, or $0.06 per diluted share.

We believe this adjustment to be immaterial to the quarter and year-to-date financial statements based on quantitative and qualitative factors. In addition to the qualitative factors discussed in our letter dated October 2, 2006, our qualitative analysis addressed each of the nine requirements outlined in SAB 99 as follows:

•

Although the fair value of the applicable swaps was capable of relatively precise measurement, the selection of hedge accounting for these transactions was based on the generally accepted understanding of FAS 133 at the time the transactions were originated. The adjustment arises from evolving interpretations of FAS 133. There was no intent to misstate the financial statements or deceive investors through the selection of hedge accounting for these swaps.

•	The adjustment does not mask a change in earnings or other trends.

•	The adjustment does not hide a failure to meet analysts’ consensus expectations. The Company does not provide quarterly earnings guidance. Based on the Company’s performance to date in 2006, the Company’s is not dependent upon the additional income associated with marking the swaps to market to meet analysts’ consensus expectations.

•	The adjustment does not change a loss into income or vice versa.

•	The adjustment does not concern a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability. The Company does not provide segment results.

•	The adjustment does not affect the Company’s compliance with regulatory requirements.

•	The adjustment does not affect the Company’s compliance with loan covenants or other contractual requirements.

•	The adjustment would not have the effect of increasing management’s compensation during the affected periods.

•	The adjustment does not involve the concealment of an unlawful transaction.

Third Quarter of 2005

If the Company had accounted for the change in the fair value of the applicable swaps through the income statement, third quarter 2005 net income would have increased by $262,000, or 19.5%, prior to consideration of surrounding circumstances. On the same basis, diluted EPS would have increased $0.03, or 19.5%. However, during the third quarter of 2005, the Company’s results included the impact of Hurricanes Katrina and Rita, which totaled $9.6 million after taxes. A quantitative assessment of this quarter should also include the impact of the one-time expenses related to these hurricanes. Considering the one-time expenses related to these hurricanes, third quarter 2005 net income and diluted EPS would have increased by 3.2%.

We believe this adjustment to be immaterial to the quarter based on quantitative and qualitative factors. Our qualitative analysis addressed each of the nine requirements outlined in SAB 99 as follows:

•	Although the fair value of the applicable swaps was capable of relatively precise measurement, the selection of hedge accounting for these transactions was based on the generally accepted understanding of FAS 133 at the time the transactions were originated. The adjustment arises from evolving interpretations of FAS 133. There was no intent to misstate the financial statements or deceive investors through the selection of hedge accounting for these swaps.

•	The adjustment does not mask a change in earnings or other trends.

•	The adjustment does not hide a failure to meet analysts’ consensus expectations. The Company does not provide quarterly earnings guidance. Based on the Company’s performance in 2005, exclusive of the one-time costs associated with the hurricanes, the Company met analysts’ consensus expectations without the additional income associated with marking the swaps to market.

•	The adjustment does not change a loss into income or vice versa.

•	The adjustment does not concern a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability. The Company does not provide segment results.

•	The adjustment does not affect the Company’s compliance with regulatory requirements.

•	The adjustment does not affect the Company’s compliance with loan covenants or other contractual requirements.

•	The adjustment did not have the effect of increasing management’s compensation during the affected periods.

•	The adjustment does not involve the concealment of an unlawful transaction.

Summary

We believe that our overall materiality assessment complies with the guidance set forth in SAB 99 and SAB 108.

The Company does not believe, based on the assessment above and previously provided information, that the change in accounting for the applicable swaps is material to current or previously released financial statements.

Ultimately, we do not believe that our investors or potential investors would have changed their evaluation of the Company’s performance or potential had these transactions not been accounted for using hedge accounting.

We appreciate your comments and guidance in regard to the financial statements and related disclosures in light of the myriad of changes in this area and our continuing goal to enhance our overall disclosure. Please feel to contact me if additional information is required.

Sincerely,

/s/ Anthony J. Restel,
Anthony J. Restel
Executive Vice President and Chief Financial Officer

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